[redacted]

14047453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham, AL 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradford L. Phelan (205) 521-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, Kimbrough and Marino
(Name – *if individual, state last, first, middle name*)

2500 Acton Road Birmingham, AL 35243
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 16, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

NBC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2013

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
NBC Securities, Inc.

We have audited the accompanying statement of financial condition of NBC Securities, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
February 12, 2014

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	1,335,815
Deposits with clearing organizations		50,000
Receivables from broker-dealers and clearing organizations		522,275
Premises and equipment, net		258,355
Other assets		803,416
TOTAL ASSETS	$	2,969,861

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	545,636
STOCKHOLDER'S EQUITY		
Common stock, $1 par value - authorized, issued and outstanding, 100 shares		100
Additional paid-in capital		2,979,298
Retained earnings		(555,173)
Total stockholder's equity		2,424,225
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,969,861

See notes to the statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Premises and Equipment

Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. The provision for depreciation and amortization that is recorded in accumulated depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the statement of financial condition under accounting principles generally accepted in the United States of America.

Customer Securities Transactions

Customer securities transactions are recorded on a trade-date basis.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recently Adopted and Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The amendments in this ASU provide explicit guidance on the financial presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This ASU will be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. The Company will adopt the provisions of this ASU on January 1, 2014. The adoption is not expected to have a material impact to the financial statements of the Company.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2013, through the date of the issued statement of financial condition. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2013, statement of financial condition.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 522,575	$ -

4. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2013, is as follows:

Computer equipment	$ 306,251
Office equipment	162,422
Leasehold improvements	52,402
	521,075
Accumulated depreciation	(262,720)
	$ 258,355

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate.

6. RELATED PARTIES

The Company has outstanding loans to employees totaling $383,139 as of December 31, 2013, included in other assets in the statement of financial condition. The loans will be forgiven on an annual basis over the lives of the loans dependent on the employees maintaining employment.

Additionally, the Company has $210,000 that is due from its parent company, NBCS Holdings, L.P., as of December 31, 2013. This amount is also included in other assets in the statement of financial condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances. At December 31, 2013, the Company had net capital of $1,313,105, which was $1,063,105 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2013; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2013, are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (13,753)
Deferred tax assets:	
Net operating loss carryforward	677,866
Loan reserve	97,602
Contributions	14,260
Valuation allowance	(775,975)
Total deferred tax assets net of valuation allowance	13,753
Net deferred tax asset	$ -

The Company has determined that it does not have any tax positions at December 31, 2013, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2012. The tax returns for the years ended December 31, 2011, and thereafter are subject to audit by the taxing authorities.

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on statement of financial condition of the Company.

10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2013:

2014	$ 296,599
2015	276,770
2016	275,717
2017	280,640
2018	231,981
Thereafter	276,610
	$ 1,638,317

NBC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

NBC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2013

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted since NBC Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
NBC Securities, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of NBC Securities, Inc. (the Company), which comprise the statement of financial condition as of , and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NBC Securities, Inc. as of , and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama
February 12, 2014

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	1,335,815
Deposits with clearing organizations		50,000
Receivables from broker-dealers and clearing organizations		522,275
Premises and equipment, net		258,355
Other assets		803,416
TOTAL ASSETS	$	2,969,861

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	545,636
STOCKHOLDER'S EQUITY		
Common stock, $1 par value – 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,979,298
Accumulated deficit		(555,173)
Total stockholder's equity		2,424,225
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,969,861

See notes to the financial statements.

NBC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions	$ 9,061,603
Fee income	7,880,305
Interest on securities	71,688
Total revenues	17,013,596
EXPENSES	
Employee compensation and benefits	12,449,745
Fees paid to third-party managers	1,911,171
Clearing & execution services	838,071
Occupancy and equipment	630,870
Communications	343,645
Business development	320,812
Market data and software expenses	172,661
Other	413,705
Total expenses	17,080,680
LOSS BEFORE INCOME TAX	(67,084)
INCOME TAXES	-
NET LOSS	$ (67,084)

See notes to the financial statements.

NBC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE AT DECEMBER 31, 2012	100	$ 100	$ 2,979,298	$ (488,089)	$ 2,491,309
Net loss	-	-	-	(67,084)	(67,084)
BALANCE AT DECEMBER 31, 2013	100	$ 100	$ 2,979,298	$ (555,173)	$ 2,424,225

See notes to the financial statements.

NBC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (67,084)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization of premises and equipment	83,225
Amortization of employee notes	275,613
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(62,636)
Other assets	(35,339)
Accounts payable, accrued expenses and other liabilities	119,942
Net cash provided by operating activities	313,721
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of premises and equipment	(153,091)
Net cash used in investing activities	(153,091)
INCREASE IN CASH AND CASH EQUIVALENTS	160,630
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,175,185
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,335,815
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 2,263
Income taxes	$ -

See notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Premises and Equipment

Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Fee Income

Fee income consists of asset management and financial advisory fees. Asset management and financial advisory fees are recognized as revenue over the period that the related service is provided based upon average customer net asset balances. Customer average net asset balances are based upon quoted market prices and other observable market data.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Commissions and Customer Securities Transactions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Recently Adopted and Issued Accounting Pronouncements
In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The amendments in this ASU provide explicit guidance on the financial presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This ASU will be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. The Company will adopt the provisions of this ASU on January 1, 2014. The adoption is not expected to have a material impact to the financial statements of the Company.

Subsequent Events
Management has evaluated all events or transactions that occurred after December 31, 2013, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2013, financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consisted of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 522,275	$ -

4. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2013, was as follows:

Computer equipment	$ 306,251
Office equipment	162,422
Leasehold improvements	52,402
	521,075
Accumulated depreciation	(262,720)
	$ 258,355

Depreciation and amortization expense for 2013 was $83,225.

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate. The Company's matching contribution, included in the caption "employee compensation and benefits" in the statement of operations, was $126,301 for the year ended December 31, 2013.

6. RELATED PARTIES

The Company has outstanding loans to employees totaling $383,139 as of December 31, 2013, included in other assets in the statement of financial condition. The loans will be forgiven on an monthly basis over the lives of the loans dependent on the employees maintaining employment. During 2013, the Company recorded compensation expense totaling $275,613 related to the forgiveness of loans to employees.

Additionally, the Company has $210,000 that is due from its parent company, NBCS Holdings, L.P., as of December 31, 2013. This amount is also included in other assets in the statement of financial condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances. At December 31, 2013, the Company had net capital of $1,313,105, which was $1,063,105 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2013; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 34% for the year ended December 31, 2013, for the reasons below:

Tax benefit on loss computed at statutory federal income tax rate	$ (22,809)
State benefit, net of federal income tax benefit	(677)
	(23,486)
Increases/decreases in taxes resulting from:	
Life insurance premiums	14,385
Adjustment of valuation allowance	7,649
Meals and entertainment	1,805
Rate change on deferred taxes	(926)
Other	573
Total tax expense	$ -
Effective tax rate	0.00%

The Company has determined that it does not have any tax positions at December 31, 2013, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2012. The tax returns for the years ended December 31, 2011, and thereafter are subject to audit by the taxing authorities.

The amounts for current federal and state taxes and deferred federal and state taxes are $-0- for the year ended December 31, 2013.

8. INCOME TAXES – CONTINUED

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at , are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (13,753)
Deferred tax assets:	
Net operating loss carryforward	677,866
Loan reserve	97,602
Contributions	14,260
Valuation allowance	(775,975)
Total deferred tax assets net of valuation allowance	13,753
Net deferred tax asset	$ -

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2013:

2014	$ 296,599
2015	276,770
2016	275,717
2017	280,640
2018	231,981
Thereafter	276,610
	$ 1,638,317

Total lease expense for the year ended December 31, , was approximately $328,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I
NBC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 2,424,225
DEDUCTION AND/OR CHARGES	
Nonallowable assets:	
Receivables	(26,612)
Premises and equipment, net	(258,355)
Other assets	(803,416)
Other deductions or charges	(22,737)
Total nonallowable assets	(1,111,120)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	1,313,105
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 1,313,105
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ -
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with FOCUS (Note 1)	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 1,063,105
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	Not meaningful, $-0- aggregate debit items

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2013, as filed on January 22, 2014.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors and Stockholder
NBC Securities, Inc.

In planning and performing our audit of the financial statements of NBC Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3a(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Birmingham, Alabama
February 12, 2014

NBC SECURITIES, INC.

AGREED-UPON PROCEDURES REPORT
RELATED TO THE
SECURITIES INVESTOR
PROTECTION CORPORATION
ASSESSMENT RECONCILIATION

DECEMBER 31, 2013

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

Board of Directors and Stockholder
NBC Securities, Inc.
1927 1st Avenue N 9th Floor
Birmingham, AL 35203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by NBC Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NBC Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NBC Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the December 31, 2013, Form SIPC-7 payment of $11,315 to check #004402 and traced this payment as recorded to the regulatory fees expense account 419580450NBC001 in the general ledger system of NBC Securities, Inc. on February 10, 2014. We also agreed the Form SIPC-6 remitted payment of $9,661 to check #003688 and traced this payment as recorded to the regulatory fees expense account 419580450NBC001 in the general ledger system of NBC Securities, Inc. on July 30, 2013*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2013 through March 31, 2013; April 1, 2013 through June 30, 2013; July 1, 2013 through September 30, 2013; and October 1, 2013 through December 31, 2013), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Noted that no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Birmingham, Alabama
February 12, 2014